UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2017

SABRA HEALTH CARE REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-34950	27-2560479
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18500 Von Karman Avenue, Suite 550 Irvine, CA	92612
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code: (949) 255-7100

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 28, 2017, Sabra Health Care Limited Partnership, of which Sabra Health Care REIT, Inc. (“Sabra”) is the sole general partner (the “Operating Partnership”), and Sabra Canadian Holdings, LLC, also a wholly owned subsidiary of Sabra (together, the “Borrowers”), irrevocably delivered into escrow, along with the other parties thereto, their respective signature pages to the form of that certain fourth amended and restated unsecured credit agreement (the “Credit Agreement”) with certain lenders as set forth therein; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Bank, N.A., as Co-Syndication Agents, Swing Line Lenders and L/C Issuers; BMO Harris Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Bank PLC, Compass Bank, Citibank, N.A., J.P. Morgan Chase Bank, N.A., Sumitomo Mitsui Banking Corporation, Suntrust Bank and UBS Securities LLC, as Co-Documentation Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arranger and Sole Bookrunner; and Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Securities, LLC, as Joint Lead Arrangers. The Credit Agreement amends and restates the third amended and restated unsecured credit agreement (the “Prior Credit Agreement”) that the Operating Partnership entered into on January 14, 2016. Capitalized terms used but not defined in this Item 1.01 have the meanings set forth for such terms in the Credit Agreement.

The Credit Agreement includes a revolving credit facility (the “Revolving Credit Facility”) and U.S. dollar and Canadian dollar term loans (collectively, the “Term Loans”). The Revolving Credit Facility provides for a borrowing capacity of $1.0 billion (compared with $500 million under the Prior Credit Agreement) and, in addition, increases its U.S. dollar term loan to $900 million (from $245 million under the Prior Credit Agreement). The Canadian dollar term loan remains at CAD $125 million. The Credit Agreement also provides for an additional $200 million U.S. dollar term loan. Further, up to $175 million of the Revolving Credit Facility may be used for borrowings in certain foreign currencies. The Credit Agreement also contains an accordion feature that can increase the total available borrowings to $2.5 billion (an increase from $1.25 billion in the Prior Credit Agreement), subject to terms and conditions.

In accordance with the terms of an escrow agreement entered into by the parties to the Credit Agreement, the signature pages to the Credit Agreement will be released to the parties thereto and the Credit Agreement shall become effective (the “Effective Date”) upon the satisfaction, as determined in the sole discretion of the Administrative Agent, of the conditions to the Credit Agreement set forth in Article IV of the Credit Agreement, including the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 7, 2017 (the “Merger Agreement”), by and among Sabra, the Operating Partnership, Care Capital Properties, Inc., PR Sub, LLC, and Care Capital Properties, LP. The escrow agreement will terminate and the Credit Agreement will not become effective if the conditions to the release of signature pages have not occurred on or before November 7, 2017.

The Revolving Credit Facility has a maturity date of the fourth anniversary of the Effective Date, and includes two six-month extension options. The $200 million U.S. dollar term loan has a maturity date of the third anniversary of the Effective Date and the other Term Loans have a maturity date of the fifth anniversary of the Effective Date.

Borrowings under the Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable interest margin plus, at the Operating Partnership’s option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0% (the “Base Rate”). The applicable interest margin for borrowings will vary based on the Consolidated Total Leverage Ratio, as defined in the Credit Agreement, and will range from 1.70% to 2.25% per annum for LIBOR based borrowings and 0.70% to 1.25% per annum for borrowings at the Base Rate. In addition, the Operating Partnership is required to pay an unused fee to the lenders under the Revolving Credit Facility equal to 0.25% or 0.30% per annum, which is determined by usage under the Revolving Credit Facility.

The U.S. dollar term loans bear interest on the outstanding principal amount at a rate equal to an interest margin plus, at the Operating Partnership’s option, either (a) LIBOR or (b) the Base Rate. The applicable interest margin for borrowings will vary based on the Consolidated Total Leverage Ratio, as defined in the Credit Agreement, and will range from 1.60% to 2.15% per annum for LIBOR-based borrowings and 0.60% to 1.15% per annum for borrowings at the Base Rate. The Canadian dollar term loan bears interest on the outstanding principal amount at a rate equal to the Canadian Dollar Offer Rate (“CDOR”) plus an interest margin that will range from 1.60% to 2.15% depending on the Consolidated Total Leverage Ratio.

In the event that Sabra achieves investment grade ratings from either S&P or Moody’s, the Operating Partnership can elect to use a different pricing grid for LIBOR or Base Rate borrowings. If the Operating Partnership makes this election, the applicable interest margin for borrowings will vary based on the Debt Ratings, as defined in the Credit Agreement, and will range from 0.875% to 1.65% per annum for LIBOR based borrowings under the Revolving Credit Facility, 0.90% to 1.90% per annum for LIBOR or CDOR based borrowings under the Term Loans, 0.00% to 0.65% per annum for borrowings at the Base Rate under the Revolving Credit Facility, and 0.00% to 0.90% per annum for borrowings at the Base Rate under the U.S. dollar term loans. In addition, should the Operating Partnership elect this option, the unused fee will no longer apply and a facility fee ranging between 0.125% and 0.300% per annum will take effect based on the aggregate amount of commitments under the Revolving Credit Facility regardless of amounts outstanding thereunder.

The obligations of the Operating Partnership under the Credit Agreement are guaranteed by Sabra and certain subsidiaries of Sabra.

The Credit Agreement contains customary covenants that include restrictions or limitations on the ability to make acquisitions and other investments, pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Credit Agreement also requires Sabra, through the Operating Partnership, to comply with specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement.

The form of the Credit Agreement is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by this reference. This description of the material terms of the Credit Agreement is qualified in its entirety by reference to such exhibit.

Item 1.02	Termination of a Material Definitive Agreement.

In connection with the delivery by the parties to the Credit Agreement of their respective signature pages into escrow, on July 31, 2017, Sabra terminated that certain Commitment Letter, dated as of May 7, 2017, by and among Sabra, UBSAG, Stamford Branch and UBS Securities, LLC, which Commitment Letter Sabra had entered into in connection with its entry into the Merger Agreement. The material terms of the Commitment Letter were previously summarized in Item 1.01 of Sabra’s Form 8-K filed with the Securities and Exchange Commission on May 8, 2017 and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure in Item 1.01 is incorporated herein by reference into this Item 2.03.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In accordance with the terms of the Merger Agreement, on July 31, 2017, Sabra amended its charter to increase its authorized number of shares of Common Stock, $0.01 par value per share, from 125 million shares to 250 million shares.

A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto as Exhibit 3.1 and is incorporated herein by this reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Articles of Amendment to the Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated as of July 31, 2017.

10.1	Form of Fourth Amended and Restated Credit Agreement among Sabra Health Care Limited Partnership and Sabra Canadian Holdings, LLC, as Borrowers; Sabra Health Care REIT, Inc., as REIT Guarantor; the other guarantors party thereto; the lenders party thereto; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Bank, N.A, as Co-Syndication Agents, Swing Line Lenders and L/C Issuers; BMO Harris Bank N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Bank PLC, Compass Bank, Citibank, N.A., J.P. Morgan Chase Bank, N.A., Sumitomo Mitsui Banking Corporation, Suntrust Bank and UBS Securities LLC, as Co-Documentation Agents; and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arranger and Sole Bookrunner; and Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Securities, LLC, as Joint Lead Arrangers.

99.1	Press release, dated July 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SABRA HEALTH CARE REIT, INC.

/s/ Harold W. Andrews, Jr.
Name: Harold W. Andrews, Jr.
Title: Executive Vice President, Chief Financial Officer and Secretary

Dated: July 31, 2017

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Amendment to the Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated as of July 31, 2017.

10.1	Form of Fourth Amended and Restated Credit Agreement among Sabra Health Care Limited Partnership and Sabra Canadian Holdings, LLC, as Borrowers; Sabra Health Care REIT, Inc., as REIT Guarantor; the other guarantors party thereto; the lenders party thereto; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Bank, N.A, as Co-Syndication Agents, Swing Line Lenders and L/C Issuers; BMO Harris Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Bank PLC, Compass Bank, Citibank, N.A., J.P. Morgan Chase Bank, N.A., Sumitomo Mitsui Banking Corporation, Suntrust Bank and UBS Securities LLC, as Co-Documentation Agents; and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arranger and Sole Bookrunner; and Citizens Bank, National Association, Credit Agricole Corporate and Investment Bank and Wells Fargo Securities, LLC, as Joint Lead Arrangers.

99.1	Press release, dated July 31, 2017.